FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2005

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. Interim Financial Statements for the Period Ended July 31, 2005,

2.

2 Form 52-109FT2, Certification of Interim Filings During Transition Period, CEO & CFO,

3.

Madison Minerals Inc. News Release Dated September 28, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: October 5, 2005

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

October 5, 2005

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

MADISON MINERALS INC.

(Formerly Madison Enterprises Corp.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended July 31, 2005

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended July 31, 2005.

Madison Minerals Inc.

(formerly Madison Enterprises Corp.)

(An exploration stage company)

Consolidated Balance Sheets

As at

(expressed in Canadian dollars)	July 31, 2005	October 31, 2004

ASSETS
Current
Cash and cash equivalents	$ 239,167	$ 59,720
Marketable securities	28,900	40,000
Receivables	8,205	16,036
Prepaid expenses and deposits	3,857	3,857
	280,129	119,613

Resource properties and deferred costs (Note 4)	47,136,484	45,965,284
Deferred financing costs	-	3,237
Equipment	32,489	39,715
	$ 47,449,102	$ 46,127,849
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 188,776	$ 728,501
Shareholders’ Equity
Capital Stock (Note 5)
Authorized
60,000,000 common shares without par value
Issued
21,676,340 (October 31, 2004 – 17,124,316) common shares	60,486,465	58,131,339
Contributed surplus	1,762,346	1,490,387
Deficit	(14,988,485)	(14,222,378)
	47,260,326	45,399,348
	$ 47,449,102	$ 46,127,849

Nature and continuance of operations (note 1)

Approved by the Board:  “Chet Idziszek”       Director             “James G. Stewart”    Director

Madison Minerals Inc.

(formerly Madison Enterprises Corp.)

(An exploration stage company)

Consolidated Statements of Operations and Deficit

For the periods ended

(expressed in Canadian dollars, unaudited)

	Three Months Ended July 31, 2005	Three Months Ended July 31, 2004	Nine Months Ended July 31, 2005	Nine Months Ended July 31, 2004
EXPENSES
Amortization	$ 2,435	$ 2,956	$ 7,226	$ 8,477
Audit and accounting	5,000	362	5,000	362
Bank charges, interest and loan bonus (Note 5(a))	559	578	32,563	1,420
Consulting	-	13,691	-	36,454
Filing fees	2,900	(16,451)	17,406	20,558
Insurance	-	-	4,544	173
Legal fees	10,949	19,040	48,987	67,078
Office and rent	36,018	50,941	135,451	154,553
Office cost reimbursement	(17,356)	(15,604)	(83,120)	(62,055)
Property exam	-	-	-	-
Public relations	36,302	48,121	116,866	112,822
Shareholder information	1,179	-	2,270	3,046
Stock-based compensation (Note 6)	228,192	-	228,192	160,799
Transfer agent’s fees	1,828	1,451	11,896	9,393
Travel	1,346	1,793	65,489	47,113
Wages	41,849	81,322	189,555	202,484
	(351,201)	(188,200)	(782,325)	(762,677)
OTHER INCOME
Interest earned	760	2,887	3,288	8,810
Gain on sale of marketable securities	785	-	785	-
Foreign exchange gain (loss)	3,358	(6,178)	12,145	(3,692)
	4,903	(3,291)	16,218	5,118

Loss for the period	(346,298)	(191,491)	(766,107)	(757,559)

Deficit - Beginning of period	(14,642,187)	(13,817,703)	(14,222,378)	(13,251,635)

Deficit - End of period	$(14,988,485)	$(14,009,194)	$(14,988,485)	$(14,009,194)

Basic and diluted loss per share	$ (0.02)	$ (0.01)	$ (0.04)	$ (0.05)

Weighted average number of common shares outstanding	21,032,862	17,124,317	19,863,401	16,236,196

Loss per share amounts have been retroactively restated to give effect to the 5:1 share consolidation (Note 1)

Madison Minerals Inc.

(formerly Madison Enterprises Corp.)

(An exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended

(expressed in Canadian dollars, unaudited)

	Three Months Ended July 31, 2005	Three Months Ended July 31, 2004	Nine Months Ended July 31, 2005	Nine Months Ended July 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (346,298)	$ (191,491)	$ (766,107)	$ (757,559)
Items not affecting cash
Amortization	2,435	2,956	7,226	8,477
Gain on sale of marketable securities	(785)	-	(785)	-
Stock-based compensation	228,192	-	228,192	160,799
Loan bonus paid in shares	-	-	27,693	-
Change in non-cash working capital items relating to operating activities
Net (increase) decrease in receivables	16,342	(7,398)	7,831	119,993
Net increase (decrease) in accounts payable and accrued liabilities	(11,065)	(28,912)	(90,365)	(28,829)
	(111,179)	(224,845)	(586,315)	(497,119)
CASH FLOWS FROM FINANCING ACTIVITY
Capital stock issued for cash	202,330	673,700	2,374,437	2,072,700
Loan proceeds	-	-	120,000	-
Loan repaid	-	-	(120,000)	-
	202,330	673,700	2,374,437	2,072,700
CASH FLOWS FROM INVESTING ACTIVITY
Purchase of equipment	-	(1,457)	-	(4,207)
Proceeds from sale of marketable securities	11,885	-	11,885	-
Mt. Kare due diligence payment	-	-	50,000	-
Expenditures on resource properties	(353,441)	(943,654)	(1,670,560)	(1,728,470)
	(341,556)	(945,111)	(1,608,675)	(1,732,677)
Change in cash and cash equivalents	(250,405)	(496,256)	179,447	(157,096)
Cash and cash equivalents - Beginning of period	489,572	1,003,813	59,720	664,653
Cash and cash equivalents - End of period	$ 239,167	$ 507,557	$ 239,167	$ 507,557

Supplemental disclosure with respect to cash flows (note 9)

Madison Minerals Inc.

(formerly Madison Enterprises Corp.)

Notes to Interim Consolidated Financial Statements

For the nine months ended July 31, 2005

(Unaudited – Prepared by Management)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

Effective October 29, 2004, the Company changed its name from Madison Enterprises Corp. to Madison Minerals Inc. and consolidated its share capital on a 5 old for 1 new share basis.

At July 31, 2005, the Company had working capital of $91,353 (October 31, 2004, working capital deficiency - $608,888) which, management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on its resource properties (Note 4) for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These interim unaudited consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent developments, and upon future profitable production from the properties or proceeds from disposition.  The amounts shown as resource properties represent net costs to date, and do not necessarily represent present or future values.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

Madison Minerals Inc.

(formerly Madison Enterprises Corp.)

Notes to Interim Consolidated Financial Statements

For the nine months ended July 31, 2005

(Unaudited – Prepared by Management)

2.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2004.

3.

SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.

RESOURCE PROPERTIES AND DEFERRED COSTS

	Mt. Kare Property, Papua New Guinea	Lewis Property, Nevada	Totals

Balance, October 31, 2004	$ 43,980,968	$ 1,984,316	$ 45,965,284
	$
Assays	46,414	5,170	51,584
Camp costs	180,353	943	181,296
Community Relations	298,018	-	298,018
Contractors and geologic staff	181,136	28,740	209,876
Drilling	3,499	-	3,499
Helicopter	149,992	-	149,992
Land and Legal	128,850	4,389	133,239
Option Fees	-	85,981	85,981
Port Moresby Office	42,637	-	42,637
Travel and Accommodation	62,938	2,140	65,078
Mt. Kare due diligence payment	(50,000)	-	(50,000)
	1,043,837	127,363	1,171,200

Balance, July 31, 2005	$ 45,024,805	$ 2,111,679	$ 47,136,484

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the nine months ended July 31, 2005

(Unaudited – Prepared by Management)

4.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

During the nine months ended July 31, 2005, the Company signed a memorandum of    understanding with Equatorial Resources Pty. Ltd. (“Equatorial”) whereby Equatorial could acquire an interest in the Mt. Kare Property by making cash payments and completing a preliminary feasibility study.  The Company received $50,000 from

Subsequent to the expiry of the agreement with Equatorial, the Company signed a letter agreement with Longview Investment Ltd. (“Longview”) to acquire an interest in the Mt. Kare Property by making cash payments and completing a preliminary feasibility study.  As part of the agreement, Longview purchased 800,000 units of the Company at a price of $0.25 per unit (Note 5).  Longview has until October 11, 2005 to undertake due diligence and negotiate and settle the terms of the formal agreement with the Company.

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

The Company’s authorized share capital consists of 60,000,000 common shares without par value.

	Number of Shares	Amount	Contributed Surplus

Balance as at October 31, 2004	17,124,316	$ 58,131,339	$ 1,490,387
Loan bonus (a)	36,924	27,693	-
Private placement (b)	3,655,100	2,375,815	-
Broker warrants (b)	-	-	43,767
Corporate finance fee (b)	60,000	39,000	-
Private placement (c)	800,000	200,000	-
Stock based compensation	-	-	228,192
Share issue costs (b)	-	(287,382)	-

Balance as at July 31, 2005	21,676,340	$ 60,486,465	$ 1,762,346

a)

During the nine months ended July 31, 2005, the Company arranged for loans totalling $120,000 to cover certain trade payables and operating costs.  The loans were repaid in 2005.  The Company issued the lenders 36,924 common shares at a value of $27,693 as a loan bonus and repaid interest at 12% per annum compounded monthly.  Included in the loan was $70,000 borrowed from directors of the Company and 21,539 shares were issued to these directors.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the nine months ended July 31, 2005

(Unaudited – Prepared by Management)

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

b)

During the nine months ended July 31, 2005, the Company completed a brokered private placement of 3,655,100 units at a price of $0.65 per unit in two parts by issuing 1,056,000 units in December 2005 and 2,599,100 units in February 2005.  The Company received total cash proceeds of $2,171,200 net of cash commission of $161,416 and share issue costs of $43,199.  Each unit consists of one common share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.90 per share, if exercised on or before June 9, 2006 as to 1,056,000 units, and if exercised on or before August 3, 2006 as to 2,599,100 units.  The agent received a cash commission of $161,416 pursuant to this private placement.  The agent also received a corporate finance fee of 60,000 shares, broker’s warrants entitling the purchase of up to 397,332 shares of the Company at $0.90 per share with 126,720 warrants exercisable on or before June 9, 2006 and 270,612 warrants exercisable on or before August 3, 2006, and an administration fee of $7,500.  The fair value of the broker warrants is estimated to be $43,767 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 2.9%, an expected life of two years, expected volatility of 60% and an expected dividend yield of 0.0%.

c)

During the nine months ended July 31, 2005, pursuant to the Mt. Kare letter agreement with Longview (Note 4), the Company completed a private placement of 800,000 units of the Company at a price of $0.25 per unit for gross proceeds of $200,000.  Each unit consists of one common share of the Company and one half of a non-transferable share purchase warrant, each whole warrant entitling the purchase of an additional share of the Company at a price of $0.35 per share if exercised on or before July 5, 2006.

6.

STOCK OPTIONS

As at July 31, 2005, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date
428,116	$ 0.85	March 6, 2006
100,400	0.75	May 21, 2007
368,684	1.00	December 30, 2007
50,000	0.42	May 1, 2008
20,000	2.30	December 3, 2008
115,000	1.75	March 10, 2009
100,000	0.75	May 27, 2010
905,400	0.38	May 27, 2010
2,087,600

Madison Minerals Inc.

(formerly Madison Enterprises Corp.)

Notes to Interim Consolidated Financial Statements

For the nine months ended July 31, 2005

(Unaudited – Prepared by Management)

6.

STOCK OPTIONS  (cont’d…)

The total fair value of stock options granted during the current period was $228,192 which has been recorded in the results of operations.

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the period.

Risk-free interest rate

3.3 – 3.4%

Expected life

3 – 5 years

Annualized volatility

61.8 – 67.8

Dividend rate

0%

7.

SHARE PURCHASE WARRANTS

As at July 31, 2005, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

305,400	$ 1.50	May 18, 2006
73,296	1.50	May 18, 2006
1,056,000	0.90	June 9, 2006
126,720	0.90	June 9, 2006
400,000	0.35	July 5, 2006
2,599,100	0.90	August 3, 2006
270,612	0.90	August 3, 2006

4,831,128

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the nine months ended July 31, 2005

(Unaudited – Prepared by Management)

8.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following expenses with directors and a company related by way of directors in common during the nine months ended July 31, 2005 and 2004:

	2005 $	2004 $

Professional and consulting fees	97,900	82,400
Wages and benefits	163,784	117,563

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

b)

As at July 31, 2005, accounts payable and accrued liabilities include $77,302 (October 31, 2004 - $67,888) due to officers of the Company and companies related by way of directors in common.

c)

During the nine months ended July 31, 2005, the Company recorded reimbursements of $83,120 (2004 - $62,055) for rental of office space from companies related by way of directors in common, under rental agreements between the related companies.

d)

During the nine months ended July 31, 2005, the Company funded some general and administrative expenses for companies related by way of directors in common.  At July 31, 2005, accounts receivable include $27 (October 31, 2004 - $125) due from these related companies.

Additional related party transactions are disclosed in Note 5(a).

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the nine months ended July 31, 2005

(Unaudited – Prepared by Management)

9.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2005	2004
Non-cash operating activities
Accounts payable incurred for resource property expenditures	$ (449,360)	$ 165,449
Non-cash financing activities
Exercise of stock options	$ -	$ (111,040)
Contributed surplus allocated to capital stock on exercise of options		111,040
Exercise of share purchase warrant	-	(107,504)
Contributed surplus allocated to capital stock on exercise of warrants	-	107,504
Share purchase warrants issued to broker	43,767	-
Share issue costs incurred with share purchase warrants	(43,767)	- -
Accrued deferred financing costs applied against capital stock	3,237	-
Accrued deferred financing costs allocated to share issue costs	(3,237)	-

	$ -	$ -
Non-cash investing activities
Resource property expenditures incurred through accounts payable	$ 449,360	$ (165,449)

10.

SEGMENTED INFORMATION

The Company has one operating segment being the exploration of mineral properties located in Papua New Guinea and the United States (Note 4).  All equipment is held in Canada.

SCHEDULE C

MANAGEMENT DISSCUSSIONS

MADISON MINERALS INC.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED JULY 31, 2005

The following discussion and analysis, prepared as of September 12, 2005, should be read together with the interim unaudited consolidated financial statements for the nine month period ended July 31, 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended October 31, 2004 and October 31, 2003, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  Before and during the nine month period ended July 31, 2005, the Company was primarily engaged in the continued exploration of its Mt. Kare Property in Papua New Guinea and its Lewis Property in Nevada.

The Company’s common shares trade on the facilities of the TSX Venture Exchange under the symbol “MMR”.

Overall Performance

The following is a summary of significant events and transactions that occurred during the period:

1.

In November 2004, the Company arranged for loans totalling $120,000 to cover certain trade payables and operating costs.  The loans were repaid in February 2005.  The Company issued the lenders 36,924 common shares at a value of $27,693 as a loan bonus and repaid interest at 12% per annum compounded monthly.  Included in the loan was $70,000 borrowed from directors of the Company and 21,539 shares were issued to these directors.

2.

In December 2004, the Company completed the first part of a brokered private placement of 3,655,100 units at a price of $0.65 per unit, issuing 1,056,000 units at a price of $0.65 per unit for cash proceeds of $606,061 net of cash commission of $51,480 and share issue costs of $28,859.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.90 per share, if exercised on or before June 9, 2006.  The agent received a cash commission of $51,480.  The agent also received a broker’s warrant entitling the purchase of up to 126,720 shares of the Company with the same terms as described above and an administration fee of $7,500.

3.

In February 2005, the Company completed the second part of the brokered private placement of 3,655,100 units at a price of $0.65 per unit by issuing the final 2,599,100 units for cash proceeds of $1,565,139, net of cash commission of $109,936 and share issues costs of $14,340.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.90 per share on or before August 3, 2006.  The agent received a cash commission of $109,936.  The agent also received a broker’s warrant entitling the purchase of up to 270,612 shares of the Company with the same terms as described above and a corporate finance fee of 60,000 shares.

4.

In April 2005, the Company signed a memorandum of understanding (“MOU”) with Equatorial Resources Pty Ltd. (“Equatorial”) of Western Australia whereby Equatorial can acquire an interest in its Mt. Kare Property by making cash payments and completing a preliminary feasibility study.  This MOU expired on July 4, 2005 as the Company was unwilling to grant an extension of the due diligence period mandated by the MOU.

5.

In July 2005, signed a letter agreement (the “Agreement”) with Longview Investment Ltd. (“Longview”), a private Irish company, whereby Longview can acquire an interest in its Mt. Kare Property by making cash payments and completing a preliminary feasibility study.  As part of the Agreement, Longview purchased 800,000 units of the Company at a price of CAD$0.25 per unit, each unit comprised of one common share of the Company and one half of a non-transferable share purchase warrant, each whole warrant entitling the purchase of an additional share of the Company at a price of CAD$0.35 per share until July 5, 2006.  Under the terms of the Agreement, Longview has until October 11, 2005 to undertake due diligence.  During that period, the Company and Longview will negotiate and use their best efforts to settle the terms of an agreement containing the following provisions:

(a)

Longview will complete and deliver to the Company a preliminary feasibility study by January 4, 2007, provided however, that Longview must, by August 31, 2006, have made significant progress in the preparation of such preliminary feasibility study;

(b)

Upon having delivered a preliminary feasibility study in accordance with paragraph (a) above, Longview will have acquired 49% of the shares of Madison Enterprises (PNG) Ltd. (“Madison PNG”), the holder of the Mt. Kare Property, and shall be entitled to elect a majority of the directors of Madison PNG;

(c)

Longview will pay the Company CAD$100,000 on or before each of the following dates:

(i)

October 11, 2005

(ii)

January 1, 2006;

(iii)

April 1, 2006;

(iv)

July 1, 2006;

(v)

October 1, 2006

(a)

The Company will continue to have significant input into the evaluation of the Mt. Kare Property until Longview delivers a bankable final feasibility study through representation on a management committee;

(b)

Following the delivery of a preliminary feasibility study, Longview will have the right to acquire a further 2% interest in Madison PNG by paying a further $500,000 on or before February 15, 2007;

(c)

Upon having acquired a 51% interest in Madison PNG, Longview can elect to complete and deliver to the Company a bankable Final Feasibility Study within eighteen months following the date of delivery of a Preliminary Feasibility Study and on completion and delivery to the Company of a bankable Final Feasibility Study, Longview will have acquired a further 14% of the shares of Madison PNG, for an aggregate ownership interest of 65%;

(d)

Upon having acquired a 51% interest in Madison PNG or upon having delivered a bankable Final Feasibility Study in accordance with paragraph (f) above, Longview will have sole and exclusive option to acquire the remaining shares of Madison PNG owned by the Company on the following terms and conditions:

(i)

Longview and the Company shall use their best efforts to agree on and appoint a qualified person (as that term is defined in National Instrument 43-101) to value, at Longview’s cost, the remaining shares of Madison PNG owned by the Company;

(ii)

If Longview and the Company cannot agree on and appoint a mutually acceptable qualified person, Longview may unilaterally appoint the qualified person, provided Longview has delivered the bankable Final Feasibility Study in accordance with paragraph (f) above;

(iii)

If Longview and the Company cannot agree on and appoint a mutually acceptable qualified person and Longview has not delivered the bankable Final Feasibility Study in accordance with paragraph (f) above, it shall complete and deliver to the Company a bankable Final Feasibility Study within eighteen months following the date of delivery of a Preliminary Feasibility Study, whereupon it may unilaterally appoint the qualified person to value, at Longview’s cost, the remaining shares of Madison PNG owned by the Company;

(iv)

Upon the qualified person having been appointed, he must complete and deliver the valuation to the parties within thirty days of his appointment, whereupon Longview may acquire, within thirty days following the delivery of the valuation, the remaining shares of Madison PNG owned by the Company by paying to the Company consideration equal to the valuation as determined by the qualified person either in cash or, if Longview is a public company whose shares trade on a recognised stock exchange in North America, in shares of Longview based on the 30 day volume weighted average price of Longview’s shares for the twenty trading days prior to Longview exercising its option to acquire the remaining shares of Madison PNG owned by the Company, or any combination of cash and shares of Longview

(a)

If Longview elects not to acquire the remaining shares of Madison PNG owned by the Company, Longview and the Company will use their best efforts to negotiate and settle the terms of an agreement to associate as a single purpose joint venture for the development of the Mt. Kare Property on terms which are generally standard in the North American mining industry, including the requirement that the parties will bear all future costs associated with the exploration and development of the Mt. Kare Property on a pro rata basis, or be subject to dilution.

6.

During the period the Company continued its ongoing exploration of its Mt. Kare Property.  This work consisted of prospecting, pitting, and trenching, geological mapping and detailed compilation and reinterpretation of all extant data at a cost of $1,043,837.  The Company also continued its exploration of the Lewis Property in Nevada.  This work consisted of data review, program planning and claim maintenance at a cost of $127,363.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended October 31, 2004	Year Ended October 31, 2003	Year Ended October 31, 2002
Total revenues	nil	nil	nil
Net loss	$970,743	$729,046	$677,995
Basic and diluted loss per share	(0.06)	(0.05)	(0.07)
Total assets	46,127,849	44,267,125	41,586,554
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

The total assets of the Company have increased from year to year, due principally to investments in mineral properties funded by the sale of share capital.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

At July 31, 2005, the Company’s current assets totalled $280,129 compared to $119,613 at July 31, 2004.  The decrease is due to investments in resource properties and general and administrative expenses.  During the same period, current liabilities fell to $188,776 from $728,501 due to decreased exploration activity.  Included in the Company’s current liabilities was payables or accrued liabilities of $77,302 due to related parties as a result of wages paid to a director and legal services rendered by a company controlled by a director of the Company.  All such amounts are payable on demand.  As a result, the Company had working capital of $91,353 at July 31, 2005 as compared with working capital of $407,661 at July 31, 2004.  As at both July 31, 2005 and July 31, 2004, the Company had no long-term debt.

At July 31, 2005, the Company had total assets of $47,449,102 as compared with $45,879,685 at July 31, 2004.  The increase is due to the sale of share capital.

Share capital as at July 31, 2005 was $60,486,465, up from $58,132,878 as at July 31, 2004 due to the sale of share capital.  During the nine months ended July 31, 2005, the Company issued 3,655,100 shares pursuant to a private placement to generate net proceeds of $2,127,433.  In addition, during the nine months ended July 31, 2005, the Company issued 60,000 shares as a corporate finance fee.

The Company's largest cash outflow in the nine month period ended July 31, 2005 was as a result of exploration expenditures of $1,670,560, including $449,360 incurred in prior periods.  The exploration expenditures incurred on the Mt. Kare Property during the period include contractor and geologic staff costs of $181,136, community relations costs of $298,018, helicopter costs of $149,992 and camp costs of $180,353. The exploration expenditures incurred on the Lewis Property during the period include contractor and geologic staff costs of $28,740, property option payments of $85,981, land and legal costs of $4,389 and assay costs of $5,170.

Expenses for the nine month period ended July 31, 2005 were $782,325, up slightly from $762,677 for the nine month period ended July 31, 2004.  This increase is primarily due stock-based compensation costs of $228,192, an increase of $67,393 from the period in the previous fiscal year and bank charges, interest and loan bonus charges increased by $31,143 over the period in the previous fiscal year due primarily to loan bonus shares valued at $27,693.  These increases were offset by decreases in legal fees, office and rent costs and wages, which fell by $18,091, $19,102 and $12,929, respectively from the period in the previous fiscal year.

Summary of Quarterly Results

	Three Months Ended July 31, 2005	Three Months Ended April 30, 2005	Three Months Ended January 31, 2005	Three Months Ended October 31, 2004	Three Months Ended July 31, 2004	Three Months Ended April 30, 2004	Three Months Ended January 31, 2004	Three Months Ended October 31, 2003
Total assets	$47,449,102	$47,403,904	$46,464,249	46,127,849	45,879,685	45,269,915	44,260,814	44,267,125
Resource properties and deferred costs	47,136,484	46,811,004	46,317,533	45,965,284	45,165,088	44,064,960	43,617,917	43,271,169
Working capital (deficiency)	91,353	330,174	(602,852)	(608,888)	407,661	1,024,082	471,699	821,370
Shareholders’ equity	47,260,326	47,176,102	45,751,961	45,399,348	45,614,071	45,131,863	44,132,478	44,138,131
Revenues	Nil	nil	nil	nil	nil	nil	nil	nil
Net loss	(346,298)	(163,498)	(256,311)	(213,184)	(191,491)	(374,749)	(191,319)	(30,177)
Earnings (loss) per share*	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.00)

* Loss per share amounts have been restated to give effect to the one for five share consolidation carried out on October 29, 2004.

Significant changes in key financial data from 2003 to 2005 can be attributed to exploration expenditures on the Mt. Kare Property in Papua New Guinea and the Lewis Property in Nevada.  These expenditures have been funded through the sale of share capital.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held properties, subject to financing.

Based on its existing working capital, the Company requires additional financing for the Mt. Kare Property and the Lewis Property if it is to proceed with drilling during the current fiscal year.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	July 31, 2005	October 31, 2004
Working capital (deficiency)	$91,353	(608,888)
Deficit	(14,988,485)	(14,222,378)

Capital Resources

During the nine month period ended July 31, 2005, the Company issued 3,655,100 units at a price of $0.65 per unit for cash proceeds of $2,171,200 net of cash commission of $161,416 and share issue costs of $43,199.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.90 per share, if exercised on or before June 9, 2006 as to 1,056,000 shares and on or before August 3, 2006 as to 2,599,100 shares.  The agent received a cash commission of $161,416.  The agent also received a broker’s warrant entitling the purchase of up to 397,332 shares of the Company with the same terms as described above (exercisable by June 9, 2006 as to 126,720 shares and August 3, 2006 as to 270,612 shares), a corporate finance fee of 60,000 shares and an administration fee of $7,500.

While the Company has sufficient funds to meet its anticipated general and administrative expenses for the balance of the fiscal year, the Company will require additional financing if it is to proceed with its proposed exploration program for its Mt. Kare Property and its Lewis Property during the current fiscal year.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the nine months ended July 31, 2005, the Company incurred professional fees of $97,900 with a company controlled by a director and officer of the Company for legal services. The Company also paid or accrued wages and benefits of $110,628 and $53,156 to its Chief Executive Officer and a director, respectively, and was reimbursed for office and rent costs of $83,120 by companies related by way of common directors.

As at July 31, 2005, accounts payable included $77,302 due to related parties as a result of accrued wages payable to a director and accrued legal fees payable to a company controlled by a director and accounts receivable included $27 as a result of general and administrative expenses incurred on behalf of directors related by common directors (all of which have been repaid).  In addition, during the nine months ended July 31, 2005, the Company borrowed $70,000 from directors of the Company to cover certain trade payables and operating costs (and in respect of which such directors received interest at 12% per annum compounded monthly and 21,539 common shares as a bonus).  The loan was repaid during the period.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions.

Critical Accounting Estimates

Mineral Properties

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost.  The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalised on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalised costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest.  Management’s determination of impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.  As at July 31, 2005, management believes that no write-down relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred.  The recorded amount may not reflect recoverable value, as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Stock-based Compensation

The Company has adopted the accounting policy described in Section 3870 of the Canadian Institute of Chartered Accountants’ handbook, “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The Company has adopted the fair value method, pursuant to which the Company recognises compensation costs for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in the income or loss for the period.

Investments

Long-term investments are carried at cost.  If it is determined that the value of the investments is permanently impaired, they are written down to net realizable value.

Changes in Accounting Policies

Asset Retirement Obligations

Effective November 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognised at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortised into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s consolidated financial statements.

Financial Instruments

The Company’s financial instruments consist of cash, receivables, deposits and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at July 31, 2005, approximately 14% of the Company’s accounts payable and accrued liabilities are denominated in US dollars and approximately 41% of the Company’s accounts payable and accrued liabilities are denominated in Papua New Guinea kina.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

During the nine month period ended July 31, 2005, the Company continued its ongoing exploration of its Mt. Kare Property in Papua New Guinea.  This work consisted of prospecting, pitting, and trenching, geological mapping and detailed compilation and reinterpretation of all extant data at a cost of $1,043,837.  The expenditures in the nine month period ended July 31, 2005 are comprised of assay costs of $46,414, camp costs of $180,353, community relations costs of $298,018, contractors and geologic staff costs of $181,136, drilling costs of $3,499, helicopter costs of $149,992, land and legal costs of $128,850, Port Moresby office costs of $42,637 and travel and accommodation costs of $62,938. The expenditures in the nine month period ended July 31, 2004 totalled $1,507,112 and were comprised of assay costs of $42,244, camp costs of $264,956, community relations costs of $342,374, contractors and geologic staff costs of $252,731, drilling costs of $108,154, helicopter costs of $348,378, land and legal costs of $104,548, Port Moresby office costs of $24,242 and travel and accommodation costs of $129,194.

The Company also continued its exploration of the Lewis Property in Nevada.  This work consisted of data review, program planning and claim maintenance at a cost of $127,363. The expenditures in the nine month period ended July 31, 2005 are comprised of assay costs of $5,170, camp costs of $943, contractors and geologic staff costs of $28,740, land and legal costs of $4,389, option fees of $85,981 and travel and accommodation costs of $2,140. The expenditures in the nine month period ended July 31, 2004 totalled $386,807 and were comprised of assay costs of $63,306, camp costs of $2,361, contractors and geologic staff costs of $122,937, land and legal costs of $24,002, option fees of $118,335 and travel and accommodation costs of $14,001.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 60,000,000 common shares without par value of which 21,676,340 were outstanding at the end of the nine months ended July 31, 2005 and as of the date hereof.

As at the date hereof, the Company has warrants outstanding entitling the purchase of 378,696 shares of the Company at a price of $1.50 per share until May 18, 2006, 1,182,720 shares of the Company at a price of $0.90 per share until June 9, 2006, 2,869,712 shares of the Company at a price of $0.90 per share until August 3, 2006 and 400,000 shares of the Company at a price of $0.35 per share until July 5, 2006.

As at the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
428,116	$0.85	March 6, 2006
100,400	$0.75	May 21, 2007
368,684	$1.00	December 30, 2007
50,000	$0.42	May 1, 2008
20,000	$2.30	December 3, 2008
115,000	$1.75	March 10, 2009
100,000	$0.75	May 27, 2010
905,400	$0.38	May 27, 2010
2,087,600

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Chet Idziszek, Chief Executive Officer of Madison Minerals Inc. (formerly Madison Enterprises Corp.) certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Madison Minerals Inc. (the “issuer”) for the interim period ended July 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date:

September 22, 2005

“Chet Idziszek”_______

Chet Idziszek

Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Naomi Corrigan, Chief Financial Officer of Madison Minerals Inc. (formerly Madison Enterprises Corp.) certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Madison Minerals Inc. (the “issuer”) for the interim period ended July 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

September 22, 2005

“Naomi Corrigan”_______

Naomi Corrigan

Chief Financial Officer

MADISON	Suite 2000, Guiness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 * Fax: (604) 331-8773

September 28, 2005	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

NEWS RELEASE

Madison Minerals Inc. (TSX-V: MMR) reports that it has cancelled incentive stock options entitling the purchase of up to 217,416 shares of Madison at a price of $0.85 per share until March 6, 2006.

On behalf of the Board of Directors of

MADISON MINERALS INC.

 “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN